Exhibit 99.77(i)

ITEM 77I – Terms of New or Amended Securities

Effective September 30, 2014, Voya Series Fund, Inc. registered Class R6 Shares on behalf of Voya Corporate Leaders 100 Fund. In addition, at its July 10, 2014 meeting, the Board of Directors approved the agreements and other routine matters with respect to the establishment of the Fund’s Class R6 shares.